UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of October 2003.

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F  ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   X             No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):    0-30052

FOR IMMEDIATE RELEASE	Wednesday, October 1, 2003
(No.2003-09-17)

CARMANAH SUPPLIES ADDITIONAL ORDER TO US AIR FORCE BASE IN IRAQ

Military aviation orders now at approximately $1.1M for 2003

Victoria, British Columbia, Canada - Wednesday, October 1, 2003 - Carmanah Technologies Corporation (TSX VE: CMH) is pleased to announce that it has received a second order of aviation lights from a USAF base in Kirkuk, Iraq.  The Company will now be supplying 120 Model 702 solar-powered LED lights to be used for obstruction lighting and helipad perimeter lighting.  Value of the order is approximately $146,000, bringing the total for this air base up to 520 units of Model 702 and Model 601 valued at approximately $297,000.

"This contract is significant for Carmanah", states Carmanah CEO Art Aylesworth.  "It represents the first significant reorder for our aviation lighting and provides confirmation from end-users that our lights are an ideal alternative to hardwired systems".

Carmanah's ability to provide permanent and/or temporary airfield lighting that requires no cabling or external power infrastructure has enabled air bases to install high-performance, reliable airfield lighting at a fraction of the cost of hardwired systems.  The bases are also able to eliminate significant installation and labour costs, as well as any ongoing maintenance.

Since introducing its aviation lighting products in December 2002, Carmanah now has more than 2,600 units (approx. $1.1 million) in the Middle East, SW Asia and the United States for permanent, temporary and / or expedited airfield lighting at military installations.  For more information, please visit www.solarairportlights.com.

About Carmanah Technologies Inc.

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the aviation, marine, transit, roadway, railway and mining markets.  The company currently has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com or www.solarairportlights.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

FOR IMMEDIATE RELEASE	Thursday, October 2, 2003
(No.2003-10-18)

CARMANAH TECHNOLOGIES ACQUIRES AVVA TECHNOLOGIES

Victoria, British Columbia, Canada - Thursday, October 2, 2003 - Carmanah Technologies Corporation (TSX V: CMH) is pleased to announce that, pursuant to the agreement dated June 24, 2003, the Company has completed the acquisition of all of the issued and outstanding securities of AVVA Technologies Inc. (AVVA).

"As part of our business strategy, we have been clear that we wish to add expanded technical expertise and enhanced route to market through appropriate acquisitions or alliances", states CEO of Carmanah, Mr. Art Aylesworth.  "AVVA meets both of these criteria, plus offers the added benefit of increased manufacturing in the area of LED edge lit lighting products.  The edge lighting expertise of AVVA and their early in-roads into the North American highways markets are complimentary to the objectives and opportunities in front of us at Carmanah.  Light emitting diodes are creating a paradigm shift in the lighting industry, and the combined entity resulting from this acquisition will further entrench Carmanah as the world leader in this market space.  We expect to see faster time to market for new products and look forward to the expanded core competencies and production capacities."

At a September 29, 2003 shareholders' meeting, a special resolution was passed by the shareholders of AVVA approving the amalgamation of AVVA with 1057614 Alberta Ltd., a wholly owned subsidiary of Carmanah.  The amalgamation was subsequently effected on October 1, 2003.  Pursuant to the terms of the amalgamation agreement signed among the parties, former shareholders of AVVA are entitled to 1 common share of Carmanah for every 8 AVVA shares held on the effective date.  Common share purchase warrants and options outstanding in AVVA as at the effective date are also being exchanged on an 8 for 1 ratio into common share purchase warrants and options of Carmanah, respectively.

As a result of the amalgamation, Carmanah will issue approximately 3,055,484 common shares to former shareholders of AVVA.  In addition, Carmanah has reserved an aggregate of 116,797 common shares pursuant to the exercise of warrants and 507,813 common shares pursuant to the exercise of stock options granted in conjunction with the amalgamation.

Concurrent with the closing of the acquisition, Mr. Mark Komonoski (formerly AVVA CEO) has been appointed as Manager, Investor Relations and a director of Carmanah.  Mr. Thomas Charlton will continue in his role as President of AVVA following the amalgamation.

The acquisition of AVVA has also received regulatory approval from the TSX Venture Exchange.

About AVVA

AVVA designs, manufactures and distributes the world's finest, energy-efficient, illuminated sign products for corporate identity, point-of-purchase sales, architectural and signage applications.  The shares of AVVA were publicly traded on the TSX Venture Exchange under the symbol "AVY".

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and mining markets.  The company currently has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	AVVA: (a Carmanah company): Mr. Mark Komonoski Carmanah Technologies Corporation Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 markk@avva.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

FOR IMMEDIATE RELEASE	Thursday, October 23, 2003
(No.2003-10-19)

CARMANAH ANNOUNCES RECORD THIRD QUARTER RESULTS

$2.3M in Sales with $114K Profit

Victoria, British Columbia, Canada - October 23, 2003 - Carmanah Technologies Corporation (TSX.V: CMH) is pleased to announce its third quarter results for the three-month periods ended September 30, 2003 and 2002.

FINANCIAL HIGHLIGHTS:

Sales hit a record $2,340,810 for the three months ended September 30, 2003

•

Increase of 20% over prior record set in 4Q2002 at $1,941,599

•

Increase of 43% over same period in 2002 at $1,632,523

Sales hit a record $5,855,312 for the nine months ended September 30, 2003

•

Increase of 28% over same period in 2002 at $4,545,858

Net earnings hit a record $114,381 for the three months ended September 30, 2003

•

Increase of 163% over prior record set in same period in 2002 at $43,472

Carmanah's total revenue for the three months ended September 30, 2003 represented the highest quarterly sales in the Company's history.  Total revenue for the quarter increased by 45% over the previous quarter and by 43% over the comparative 2002 quarter.  The third quarter of 2003 also produced the largest quarterly profit in the Company's history in the amount of $114,381.

"It is very encouraging to see so many key performance indicators showing positive results at the same time," states Art Aylesworth, Carmanah's CEO.  "We are pleased that the effort and resources invested earlier this year are being rewarded.  Our sales ($2.3M) and net profits ($114K) in this quarter, as well as the carry over backlog orders ($1.1M) heading into the fourth quarter, are all at record levels.  These results also do not include any revenue contributions from our newly acquired subsidiary, AVVA Light Corp., which came on stream October 1st, 2003.  By all measureables, this was the best quarter in Carmanah's history."

Carmanah has focused on broadening the markets for its technology to include new verticals beyond the marine market.  During the past three months, the Company has seen a significant validation of its transit products with a $1.6M order for 300 bus shelter lighting systems to be installed in the city of London, England.  Carmanah also received over $1M in orders for its aviation runway and taxiway solar-powered lighting systems during Q3.  "The ongoing strength of our marine product sales coupled with the rapid acceptance of transit and aviation products confirms that our core technology is transferable to new markets", states Aylesworth.  "We are now planning a release of two new products for the roadways market by the end of 2003 that use a combination of technologies from Carmanah and AVVA."

MANAGEMENT DISCUSSION AND ANALYSIS:

3 Months Ended September 30

Carmanah achieved record sales for the three months ended September 30, 2003 in the amount of $2,340,810.  This is an increase of 20% over prior record set in 4Q2002 at $1,941,599, and an increase of

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

43% over the same period 2002 in the amount of $1,632,523.  Sales are sourced through a worldwide distribution network and direct sales efforts in key market segments and territories.  Direct sales efforts into new markets such as transit and aviation contributed to these record results, with 30% of third quarter sales coming from these two markets.

Carmanah also achieved record profitability for the three months ended September 30, 2003 in the amount of $114,381, an increase of 163% over the prior record set in the same period in 2002 at $43,472.  Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter were $198,551 compared with $142,484 for the same quarter in 2002.

Carmanah's gross profit margin for the quarter was 54% of sales, a 5% reduction over the comparative 2002 quarter.  Gross margins have fluctuated more on a month-to-month basis this year than last year due to a number of contributing factors, with the largest being the result of fluctuations in the US dollar relative to the Canadian dollar as the Company's product pricing was pegged in US dollars.  However, as our direct sales efforts continue to grow, we are gaining margins as a result of the ratio split between direct sales and distributor sales, as direct sales yield higher margins.  Other factors that affecting gross margins include size of order on a per customer basis due to volume discounts, and adjustments made to the Company's purchasing practices.  The 54% margin achieved for the three months ended September 30, 2003 is consistent with year to date average of 54%.

9 Months Ended September 30

Carmanah recorded a record $5,855,312 in sales for the nine months ended September 30, 2003, an increase of 28% over the same period in 2002 at $4,545,858.

Direct cost of goods totaled $2,683,907 as compared to $1,913,786 for the nine months ended September 30, 2002.  Gross profit as a percentage of sales was 54% as compared to 57% during the same period in 2002.

Sales and marketing expenses for the nine months ended September 30, 2003 were $477,946, representing a 14% increase or $60,277 over 2002 at $417,669.  As a percentage of sales, year to date sales and marketing for 2003 are 8% of sales, compared to 9% for same period 2002.  Carmanah continues sales and marketing activities for new and existing product lines throughout its worldwide marketplace, broadening its scope to include investment in emerging markets, such as transit, aviation and roadways.  Given the additional vertical markets that require sales and marketing support, the Company continues to manage its activity and expense relative to sales growth, and is beginning to realize revenues from investment into new markets.

For the nine months ended September 30, 2003, research and development expenses of $642,891 represented a 35% increase over the previous year's $474,565.  The $642,891 research and development expense incurred to September 30, 2003 is net of eligible expenses recovered under a grant awarded to the Company by Sustainable Development Technology Canada.  Under the terms of the agreement, the Company will be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  For the nine months ended September 30, 2003, eligible research and development expenses in the amount of $124,690 were recovered (2002 - $142,734).  As a percentage of sales, research and development expenses for the nine months ended September 30, 2003 were 13% (before grant recovery), whereas they were 10% for the same period in 2002.

Wages and benefits expense increased 26% to $1,307,571, compared with $1,039,075 for the same period in 2002.  This increase is the result of an increase in sales and administrative staff in support of planned sales growth.  The Company also hired a Vice President of Sales and Marketing in July 2002, whose wage cost is not reflected in the September 30, 2002 comparative figures.  As a percentage of sales, wage and benefits expense for the nine months ended 2003 is consistent with the same period for 2002, at 22% of sales.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

Office and administration expenses are $503,698, representing a 28% increase over 2002 at $393,662.  During the first half of 2002, Carmanah was operating out of one building.  It has since expanded into an adjacent building, resulting in increased rent, utilities and general office costs.  This move was required to support the expansion of the Company's production facility as a result of new product offerings, as well as to support growth of sales, administration, research and development staff.

Interest and other income in the amount of $9,209, is a 76% reduction from 2002 at $38,504.  This is due to reduced interest income on Advances Receivable in the amount of $8,384 as a result of new terms negotiated effective April 1, 2003, and reduced interest income on term deposits in the amount of $21,941 as a result of reduced investment in term deposits and lower interest rates.

Net income was $44,409 compared to $49,729 for the same period in 2002.  Earnings before interest, taxes, depreciation and amortization (EBITDA) was $239,299, compared with $307,101 for the same period in 2002.

Carmanah's cash and cash equivalents at September 30, 2003 was $1,444,851, compared to $679,100 at December 31, 2002.  The increase is due primarily to receipt of funds raised on the issuance of 2,000,000 shares at $0.74, resulting in net proceeds of $1,264,519 and the issuance of 294,327 shares for total proceeds of $219,745 from the exercise of options and warrants.  Approximately $778,000 of the cash usage is the result of increased inventory levels, and acquisition of capital equipment and leasehold improvements.  The Company's net working capital at September 30, 2003 is $3,446,353 (current ratio of 4.17:1) as compared to $2,006,148 (current ratio of 2.71:1) at December 31, 2002.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, aviation, roadway, railway and mining markets.  The Company has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	AVVA: (a Carmanah company): Mr. Mark Komonoski Carmanah Technologies Corporation Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 markk@avva.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

September 30, 2003 and December 31, 2002

(Unaudited - Prepared by Management)

	September 30,	December 31,
	2003	2002
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$ 1,444,851	$ 679,100
Accounts receivable	1,369,865	1,366,780
Inventories	1,620,399	1,057,666
Prepaid expenses and deposits	75,844	43,513
Current portion of advances receivable	21,000	26,844
	4,531,959	3,173,903
Advances receivable	90,502	111,500
Equipment and leasehold improvements	576,615	471,079
Patents	33,288	34,154
	$ 5,232,364	$ 3,790,636

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 952,610	$ 947,014
Bank loan	70,000	140,000
Deferred revenue	-	11,042
Current portion of long-term debt	21,780	21,684
Current portion of obligations under capital leases	39,076	48,015
Due to related parties	2,140	-
	1,085,606	1,167,755
Long-term debt	38,792	55,139
Obligations under capital leases	22,919	49,566

Shareholders' equity:
Share capital	4,740,600	3,256,336
Contributed surplus	64,386	26,188
Deficit	(719,939)	(764,348)
	4,085,047	2,518,176
	$ 5,232,364	$ 3,790,636

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Deficit

For the nine months ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

Sales	$ 2,340,810	$ 1,632,523	$ 5,855,312	$ 4,545,858
Cost of sales	1,075,276	664,427	2,683,907	1,913,786
Gross margin	1,265,534	968,096	3,171,405	2,632,072

Operating expenses:
Wages and benefits	429,402	383,155	1,307,571	1,039,075
Research and development	298,170	156,065	642,891	474,565
Office and administration	158,432	150,100	503,698	393,662
Sales and marketing	180,979	136,292	477,946	417,669
Bank charges and interest	32,847	5,133	71,896	33,975
Amortization of:
Capital assets	49,367	39,630	125,226	88,344
Deferred development costs	-	55,625	-	166,874
Patents and other intangible assets	2,204	2,529	6,977	6,683
	1,151,401	928,529	3,136,205	2,620,847

Operating income for the period	114,133	39,567	35,200	11,225

Interest and other income	248	3,905	9,209	38,504

Net earnings for the period	114,381	43,472	44,409	49,729

Deficit, beginning of period	(834,320)	(794,484)	(764,348)	(800,741)

Deficit, end of period	$ (719,939)	$ (751,012)	$ (719,939)	$ (751,012)

Earnings per share - basic and fully diluted	$ 0.005	$ 0.002	$ 0.002	$ 0.002

Weighted average number of shares outstanding	22,897,055	20,652,710	22,832,186	20,652,710

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

FOR IMMEDIATE RELEASE	Thursday, October 30, 2003
(No.2003-10-20)

CARMANAH TAKES THE NEON OUT OF POINT OF PURCHASE SIGNAGE

AVVA Subsidiary Receives $314K Order

Victoria, British Columbia, Canada - October 30, 2003 - Carmanah Technologies Corporation (TSX.V: CMH) is pleased to announce that its wholly-owned subsidiary, AVVA Light Corp., has received a $314,000 contract for specialty edge-lit point of purchase (POP) signage.  This order represents a second major order this year with the same purchaser, a multinational company.

"LED illumination technology is the next generation in POP advertising," states Art Aylesworth, Carmanah's CEO.  "Illuminated, neon and backlit signs now account for 32 percent of the $9 billion United States sign market, and AVVA's sales are an indicator of the growth in market acceptance for its LED edge-lit technology."

AVVA's unique edge-lighting technology uses highly efficient LEDs (Light Emitting Diodes) to direct light through an engraved and/or painted acrylic panel.  The result is a crisp, evenly illuminated corporate logo or message in a compact, ultra-slim package.  AVVA's LED edge-lit signs offer a number of value propositions for the customer over neon tube alternatives, including low capital cost, significantly greater energy efficiency, higher durability, and increased design versatility.  They also have a long operating life of 10 to 12 years with no maintenance or servicing.

"This latest order is the second purchase in a long-term relationship with the end user, resulting in more than $900,000 sales during this calendar year", states AVVA's President, Mr. Tom Charlton.  "It is encouraging to see ongoing demand for our product, as it shows our end-users are pleased with the performance of our technology.  We are at the forefront of an industry trend, and with the leverage of Carmanah's sales and e-commerce resources we are looking forward to introducing our LED edge-lighting to new clients and international markets."

AVVA's edge-lit signs have been built into numerous product display configurations and even into the handles of draught beer taps.  However, the applications range far beyond corporate branding and POP sales to include architectural and road signage.  AVVA and Carmanah are planning a joint introduction of a new energy-saving LED product for the vast road and highways market in early 2004.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, aviation, roadway, railway and industrial worksite markets.  The Company has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

About AVVA

AVVA designs, manufactures and distributes energy-efficient, illuminated sign products for corporate identity, point-of-purchase sales, architectural and gaming applications.  For further information, please visit www.avva.com.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	AVVA Light Corp.: Mr. Mark Komonoski Carmanah Technologies Corporation Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 markk@avva.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

______________________________________________________________________________________________________________________________________

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264  Fax (604) 682-4768   e-mail: investors@carmanah.com

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:
X	Schedule A
X	Schedules B and C
(Place X in appropriate category.)

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Carmanah Technologies Corporation	September 30, 2003	03/10/30
ISSUER'S ADDRESS
Suite 1304, Cathedral Place, 925 West Georgia Street
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3L2	(604) 682-4768	1-866-629-0264
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Praveen K. Varshney	Director	(604) 629-0264
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
praveen@carmanah.com	www.carmanah.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"David R. Green"	David R. Green	03/10/30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Praveen K. Varshney"	Praveen K. Varshney	03/10/30
(Electronic signatures should be entered in "quotations".)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

September 30, 2003 and December 31, 2002

(Unaudited - Prepared by Management)

	September 30,	December 31,
	2003	2002
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$ 1,444,851	$ 679,100
Accounts receivable	1,369,865	1,366,780
Inventories (note 2)	1,620,399	1,057,666
Prepaid expenses and deposits	75,844	43,513
Current portion of advances receivable	21,000	26,844
	4,531,959	3,173,903
Advances receivable (note 3)	90,502	111,500
Equipment and leasehold improvements (note 4)	576,615	471,079
Patents	33,288	34,154
	$ 5,232,364	$ 3,790,636

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 952,610	$ 947,014
Bank loan (note 5)	70,000	140,000
Deferred revenue	-	11,042
Current portion of long-term debt	21,780	21,684
Current portion of obligations under capital leases	39,076	48,015
Due to related parties	2,140	-
	1,085,606	1,167,755
Long-term debt (note 6)	38,792	55,139
Obligations under capital leases (note 7)	22,919	49,566

Shareholders' equity:
Share capital (note 8)	4,740,600	3,256,336
Contributed surplus	64,386	26,188
Deficit	(719,939)	(764,348)
	4,085,047	2,518,176
	$ 5,232,364	$ 3,790,636

Subsequent event (note 14)

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Deficit

For the nine months ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

Sales	$ 2,340,810	$ 1,632,523	$ 5,855,312	$ 4,545,858
Cost of sales	1,075,276	664,427	2,683,907	1,913,786
Gross margin	1,265,534	968,096	3,171,405	2,632,072

Operating expenses:
Wages and benefits	429,402	383,155	1,307,571	1,039,075
Research and development (note 9)	298,170	156,065	642,891	474,565
Office and administration	158,432	150,100	503,698	393,662
Sales and marketing	180,979	136,292	477,946	417,669
Bank charges and interest	32,847	5,133	71,896	33,975
Amortization of:
Capital assets	49,367	39,630	125,226	88,344
Deferred development costs	-	55,625	-	166,874
Patents and other intangible assets	2,204	2,529	6,977	6,683
	1,151,401	928,529	3,136,205	2,620,847

Operating income for the period	114,133	39,567	35,200	11,225

Interest and other income	248	3,905	9,209	38,504

Net earnings for the period	114,381	43,472	44,409	49,729

Deficit, beginning of period	(834,320)	(794,484)	(764,348)	(800,741)

Deficit, end of period	$ (719,939)	$ (751,012)	$ (719,939)	$ (751,012)

Earnings per share - basic and fully diluted	$ 0.005	$ 0.002	$ 0.002	$ 0.002

Weighted average number of shares outstanding	22,897,055	20,652,710	22,832,186	20,652,710

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2003 and 2002

(Unaudited - Prepared by Management)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

Cash provided by (used in):

Operations:
Net earnings for the period	$ 114,381	$ 43,472	$ 44,409	$ 49,729
Amortization, an item not involving cash	51,571	97,784	132,203	261,901
Changes in non-cash operating working capital:
Accounts receivable	(341,910)	(353,590)	(3,085)	(624,199)
Inventories	(223,574)	82,296	(562,733)	(163,573)
Prepaid expenses and deposits	(19,894)	(1,473)	(32,331)	(10,305)
Accounts payable and accrued liabilities	355,164	29,285	5,595	21,739
Due to related parties	-	2,140	2,140	2,140
Deferred revenue	-	-	(11,042)	-
	(64,262)	(100,086)	(424,844)	(462,568)

Investing:
Decrease in advances receivable	2,000	6,625	26,842	19,458
Purchase of equipment and leasehold improvements	(123,454)	(114,429)	(230,761)	(187,603)
Patents	1,952	(2,404)	(6,111)	(12,653)
	(119,502)	(110,208)	(210,030)	(180,798)

Financing:
Proceeds on share issuance	45,250	-	1,699,745	237,600
Share issuance costs	-	-	(215,481)	-
Contributed surplus	-	-	38,198	-
Bank loan	40,000		(70,000)	-
Repayment of long-term debt	(5,425)	14,606	(16,251)	(17,710)
Principle payments of obligations under capital leases	(12,585)	(6,484)	(35,586)	(19,429)
	67,240	8,122	1,400,625	200,461
Increase (decrease) in cash and cash equivalents	(116,524)	(202,172)	765,751	(442,905)
Cash and cash equivalents, beginning of period	1,561,375	820,084	679,100	1,060,817
Cash and cash equivalents, end of period	$ 1,444,851	$ 617,912	$ 1,444,851	$ 617,912

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

Carmanah Technologies Corporation (the "Corporation" or "CTC"), formerly Andina Development Corporation, was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996.  On June 21, 2001, the Corporation acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI").  CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.

1.

Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of the significant accounting policies used in the preparation of the financial statements.

(a)

Basis of presentation:

Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CTI.  All inter-company transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

(c)

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

(d)

Equipment and leasehold improvements:

Equipment and leasehold improvements are carried at cost less accumulated amortization.  Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset.  The annual rates used to compute amortization are as follows:

Asset

Basis

Rate

Automobiles

declining balance

30%

Computer hardware

declining balance

30%

Computer software

declining balance

100%

Leasehold improvements

straight-line

term of lease

Office, production and research equipment

declining balance

20%

The cost of repairs and maintenance is expensed as incurred.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

1.

Significant accounting policies (continued):

(e)

Patents:

Direct costs of obtaining patents are capitalized and amortized at 25% declining balance, being the estimated period of benefit.

(f)

Revenue recognition:

Revenues from the sale of products are recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable.  Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product.  If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received.  Payments received in advance of the satisfaction of the Company's revenue recognition policies are recorded as deferred revenue.

(g)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless certain stringent criteria for deferral, as specified by the Canadian Institute of Chartered Accountants, have been met.  These criteria primarily relate to the establishment of technical feasibility, identification of specified markets, and availability of adequate resources to complete the project under development.  Costs of product development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product.  Costs are then amortized over the estimated period of future benefit.

(h)

Earnings per share:

The Company calculates basic earnings per share using the weighted average number of common shares outstanding during the period.  Diluted net earnings per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

1.

Significant accounting policies (continued):

 (i)

Stock-based compensation:

Effective January 1, 2002, the Company adopted the new accounting recommendations for stock based compensation issued by the Canadian Institute of Chartered Accountants which require prospective application to all stock options granted on or after the date of adoption.

Under this standard, all stock options granted to non-employees are accounted for using the fair value based method of accounting.  Under the fair value based method, stock based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock based payments to non-employees is periodically re-measured until counterpart performance is complete and any change therein recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.  During the period ended September 30, 2003, due to the nature of the stock options granted to a non-employee, compensation costs of $38,198 were recorded in shareholders' equity.

For other employee awards, including employee stock options, the Company has elected to continue to apply the settlement method.  Under this method, no compensation expense is recognized when stock options are granted to employees.  Any consideration paid by employees on exercise of stock options is credited to share capital.  The Company is required to disclose pro forma net earnings and earnings per share information as if employee stock options granted on or after January 1, 2002 had been accounted for under the fair value method.  This information is presented in note 8(c).

(j)

Foreign currency transactions:

The Company's functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currency are translated to Canadian dollars at the rate of exchange prevailing at the consolidated balance sheet date.  Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred.  Revenues and expenses are translated at rates in effect at the time of the transaction.  Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

(k)

Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period.  Significant areas requiring the use of estimates include the estimation of warranty provisions and valuation of stock compensation.  Actual results could differ from these estimates.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

1.

Significant accounting policies (continued):

 (l)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, deferred software development costs and patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

2.

Inventories:

September 30, 2003

December 31, 2002

Raw materials

$

1,079,786

737,039

Work-in-process

255,702

115,290

Finished goods

284,911

205,337

$

1,620,399

$

1,057,666

3.

Advances receivable:

September 30, 2003

December 31, 2002

Advances per beginning of year

$

138,344

$

160,972

Payments received

 (28,500)

(35,500)

Accrued interest for the period

1,658

12,872

111,502

138,344

Less: current portion of advances receivable

(21,000)

(26,844)

$

90,502

$

111,500

The Corporation entered into a Letter of Intent dated September 15, 1999 which set forth the basic terms and conditions of a proposed acquisition of all the issued and outstanding securities of Bargain Castle International Discount Centres Inc. ("Bargain Castle"), a private company which carries on the business of selling goods that are purchased from liquidation sources.  The transaction was not completed as certain conditions required to be met for the closing were not satisfied.

Advances receivable are payable in monthly installments of $3,000 including annual interest at 8%.  Commencing April 1, 2003, interest is not charged on the advances and monthly installments were increased to $4,000.  The debt is secured by a first charge over all the assets of Bargain Castle, pursuant to a general security agreement.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

4.

Equipment and leasehold improvements:

Accumulated

Net book

September 30, 2003

Cost

amortization

value

Computer hardware

$

254,285

$

143,696

$

110,589

Computer software

128,086

119,841

8,245

Leasehold improvements

305,755

109,760

195,995

Office equipment

97,298

30,422

66,876

Production equipment

185,591

70,685

114,906

Research equipment

100,614

20,610

80,004

$

1,071,629

$

495,014

$

576,615

Accumulated

Net book

December 31, 2002

Cost

amortization

value

Computer hardware

$

221,546

$

116,340

$

105,206

Computer software

119,475

108,023

11,452

Leasehold improvements

199,008

62,439

136,569

Office equipment

96,262

18,713

77,549

Production equipment

175,876

51,265

124,611

Research equipment

28,701

13,009

15,692

$

840,868

$

369,789

$

471,079

Equipment and leasehold improvements include $151,126 (December 31, 2002 - $151,037) of equipment acquired under capital leases.  Amortization of equipment under capital lease of $24,142 (December 31, 2002 - $24,856) is included in amortization expense.

5.

Bank loan:

The Company, through CTI has a credit facility with the Royal Bank of Canada, which includes a demand operating loan to a maximum of $300,000 (December 31, 2002 - $300,000) at prime plus 1.25% (December 31, 2002 - 1.25%).  This credit facility is secured by a general security agreement, and guarantee and postponement of claim by CTC.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

6.

Long-term debt:

September 30, 2003

December 31, 2002

Business Development Bank loan, payable in monthly

installments of $1,675 including annual interest at

prime plus 1.25%, maturing December 23, 2005.

Secured by a general security agreement on

manufacturing equipment.

$

55,275

$

70,350

City of Victoria, payable in monthly installments of

$170 including annual interest at 7.92%, maturing

August 1, 2006

5,297

6,473

60,572

76,823

Less current portion of long-term debt

(21,780)

(21,684)

$

38,792

$

55,139

Scheduled debt repayments to maturity are as follows:

2003

$

5,433

2004

21,814

2005

23,275

2006

10,050

$

60,572

7.

Obligations under capital leases:

The Company leases computer equipment under lease agreements, which are classified as capital leases.  The future minimum annual lease payments are repayable as follows:

September 30, 2003

December 31, 2002

2003

$

14,999

$

59,130

2004

38,308

38,548

2005

16,073

17,493

69,380

115,171

Less amounts representing interest at 6.25% to 10.75%

(7,385)

(17,590)

Present value of capital lease obligations

61,995

97,581

Less current portion

(39,076)

(48,015)

$

22,919

$

49,566

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

8.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value.

(b)

Issued and outstanding:

Number of common shares

Amount

Balance, December 31, 2001

20,212,710

$

3,029,746

Private placement

440,000

237,600

Less share issuance costs

-

(11,010)

Balance, December 31, 2002

20,652,710

3,256,336

Private placement

2,000,000

1,480,000

Less share issuance costs

-

(215,481)

Exercise of brokers' warrants

220,160

165,120

Exercise of options

74,167

54,625

Balance, September 30, 2003

22,947,037

$    4,740,600

During the year ended December 31, 2002, the Company completed a private placement of 440,000 common shares at $0.54 per common share for gross proceeds of $237,600.

During the period, the Company completed a private placement of 2,000,000 common shares at $0.74 per common share for gross proceeds of $1,480,000.

During the period, 220,160 brokers' warrants were exercised at a price of $0.75 per common share and 220,160 common shares were issued for proceeds of $165,120.

During the period, 6,667 options and 67,500 options were exercised at a price of $0.60 per common share and $0.75 per common share, respectively, and an aggregate of 74,167 common shares were issued for gross proceeds of $54,625.

 (c)

Stock options:

Options to purchase common shares of the Company may be granted by the Board of Directors to employees and non-employees of the Company.  A summary of the status of the options outstanding and exercisable follows:

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

8.

Share capital (continued):

(c)

Stock options (continued):

Number of

Weighted average

common shares

exercise price

Balance, December 31, 2001

3,224,833

$

0.74

Granted

166,664

0.75

Cancelled

(241,668)

(0.75)

Balance, December 31, 2002

3,149,829

0.74

Granted

683,000

0.79

Cancelled

(170,000)

(0.75)

Exercised

(74,167)

(0.74)

Balance, September 30, 2003

3,588,662

$        0.75

The following table summarizes the stock options outstanding and exercisable at September 30, 2003.

Number

Number

outstanding at

exercisable at

Exercise price

September 30, 2003

Expiry date

September 30, 2003

$0.60

222,666

February 3, 2005

229,333

$0.75

2,526,332

June 20, 2006

2,295,082

$0.75

166,664

June 13, 2007

114,496

$0.75

423,000

January 13, 2008

404,023

$0.75

100,000

April 1, 2005

100,000

$0.95

150,000

August 25, 2008

5,303

3,588,662

3,148,237

During the period ended September 30, 2003, no compensation costs were recorded in the consolidated statements of operations and deficit for options granted to employees.

Had compensation costs been determined for employee awards granted during the period using the fair value based method at their respective grant dates, the Company's pro forma net earnings (loss) and pro forma basic and fully diluted earnings (loss) per share would have been as follows:

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

8.

Share capital (continued):

(c)

Stock options (continued):

Three months ended

Six months ended

September 30, 2003

September 30, 2003

Net income, as reported

$

114,381

$

44,409

Compensation expense related to

fair value of stock options

(12,288)

(132,737)

Pro forma net loss

$

102,093

$

(88,328)

Earnings per share, as reported

$

0.005

$

0.002

Pro forma earnings (loss) per share

$

0.004

$

(0.004)

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

Nine months ended

September 30, 2003

Risk free interest rate

3.42%

Expected dividend yield

       0%

Stock price volatility

59.68%

Expected life of options

      2 years

The weighted average fair value of options granted during the period ended September 30, 2003 is $0.30.

(d)

Shares held in escrow:

As at September 30, 2003, the Company held 2,732,406 (December 31, 2002 - 4,339,883) common shares in escrow subject to time-based or performance-based release criteria.

The time-based escrow shares are eligible for release at 15% semi-annually until July 2004.  During the nine months ended September 30, 2003, no shares have been released from the time-based escrow and 2,282,404 shares remain in time-based escrow.

Performance escrow shares are released at one share for every $3.00 in Qualifying Revenue or $3.00 in Qualifying Financing, whichever results in the greater number of escrow securities.  Shares eligible for release from escrow are limited to 30% of total escrow securities.  During the nine months ended September 30, 2003, 225,002 shares were released from performance escrow and 450,002 remain in performance-based escrow.

All shares are estimated to be released from escrow by July 6, 2004.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

8.

Share capital (continued):

 (e)

Warrants:

During the period, 220,160 brokers' warrants were exercised at a price of $0.75 per common share and 220,160 common shares were issued for proceeds of $165,120.  During the period, all of the 1,167,467 warrants at an exercise price of $1.25 each expired and the remaining 13,333 brokers' warrants at an exercise price of $0.75 expired.

9.

Contribution agreement:

During fiscal 2002, CTI entered into a Contribution Agreement (the "Agreement") with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  At September 30, 2003, eligible research and development expenses of $267,424 (2003 - $124,690, 2002 - $142,734) have been offset by contributions receivable under this agreement.

10.

Related party transactions:

During the period ended September 30, 2003, the Company paid $62,250 (September 30, 2002 - $60,000) for research and development services to a director of the Company.  During the period, the Company paid contract fees of $191,100 (September 30, 2002 - $220,300) to a company part owned by a director of the Company.  This company provides two senior management positions to the Company (three positions in 2002)

The Company has entered into an advisory agreement with a company controlled by a director and officer of the Company in the amount of $10,000 per month, expiring July 2004.  During the period ended September 30, 2003, the Company paid management fees of $90,000 (September 30, 2002 - $90,000) under this agreement.

During the period, the Corporation paid directors' fees of $18,000 (September 30, 2002 - $8,000) to two directors of the Corporation.

These transactions are measured at the exchange amount of consideration established and agreed by the related parties.

11.

Financial instruments:

(a)

Fair value:

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.  The estimated fair value of advances receivable approximates its carrying value as it bears interest at rates approximating current market rates.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

11.

Financial instruments (continued):

 (b)

Currency risk:

The Company's major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.  The Company has not entered into any foreign exchange contracts to hedge this risk.

12.

Commitments:

The Company has operating lease agreements for the rental of premises and equipment.  The minimum future annual rental payments under the leases are as follows:

Amount

September 30, 2003:

2003

$

35,412

2004

134,643

2005

133,579

2006

85,945

$

389,579

13.

Industry segment and foreign operations:

The Company operates in one segment being the development and manufacturing of solar-powered LED (light emitting diode) lighting solutions and the sale of related products to consumers and suppliers worldwide.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

There were no sales to any individual customer in the nine months ended September 30, 2003 that represented more than 10% of sales for the period.  During the fiscal year 2001, the Company had sales of $424,049 to a customer, representing more than 10% of the sales for that year.  Sales to any individual customers in fiscal 2000 or 2002, did not exceed 10% of sales.

As at September 30, 2003 and 2002, all of the assets related to the Company's operations were located in Canada.

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

13.

Industry segment and foreign operations (continued):

Three months ended

Nine months ended

(thousands of dollars)

September 30, 2003

September 30, 2003

North America

$

1,891

$

4,133

Europe

272

988

Other

178

734

$

2,341

$

5,855

14.

Subsequent event:

Subsequent to the period end, effective October 1, 2003, the Company completed the acquisition of all of the issued and outstanding securities of AVVA Technologies Inc. ("AVVA").

Pursuant to the terms of the amalgamation agreement signed among the parties, former shareholders of AVVA were entitled to 1 common share of Carmanah for every 8 AVVA shares held on the effective date.  Common share purchase warrants and options outstanding in AVVA as at the effective date were also being exchanged on an 8 for 1 ratio into common share purchase warrants and options of Carmanah, respectively.

As a result of the amalgamation, Carmanah will issue approximately 3,055,484 common shares to former shareholders of AVVA.  In addition, Carmanah has reserved an aggregate of 116,797 common shares pursuant to the exercise of warrants and 507,813 common shares pursuant to the exercise of stock options granted in conjunction with the amalgamation.

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

Section 1

Breakdown, by major category, of cost of sales during the current fiscal year-to-date:

Direct materials	$ 2,047,849
Labour	291,455
Indirect materials, supplies, freight-in and other	271,007
Inventory adjustments and variance	73,596
$ 2,683,907

Breakdown, by major category, of office and administration during the current fiscal year-to-date:

Building repairs, maintenance and security	$ 11,947
Computers and equipment repairs and maintenance	9,170
Computers and equipment rentals	17,575
Directors' fees	18,000
Dues and licenses, donations	16,554
Insurance	49,454
Management fees	90,000
Office supplies	59,542
Professional fees	33,783
Recruitment, training, seminars	3,182
Regulatory and transfer agent	22,295
Rent and storage	57,751
Shipping and customs	6,286
Telephone and utilities	43,429
Travel and entertainment	57,790
Vehicle	6,940
$ 503,698

Breakdown, by major category, of research and development during the current fiscal year-to-date:

Contract employment	$ 125,010
Materials	226,460
Small tools	2,169
Wages	413,942
Grant expense recovery	(124,690)
$ 642,891

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

Section 1 (continued):

Breakdown, by major category, of sales and marketing during the current fiscal year-to-date:

Consulting fees	$ 22,030
Marketing activities	259,388
Public relations	53,033
Trade shows and travel	139,027
Entertainment	4,468
$ 477,946

Transactions with non-arms length parties during the current fiscal year-to-date:

A salary of $62,250 was paid for research and development to a Director of the Corporation.  Contract fees of $191,100 were paid to a company part owned by a Director of the Corporation.  The contracted company provides two senior management positions.

Management fees of $90,000 were paid to a company controlled by a Director and an Officer of the Corporation.

Directors' fees of  $18,000 were paid to two directors of the Corporation.

Section 2

A.

Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
March 24, 2003	Common shares	Private placement	2,000,000	$0.74	$1,480,000	Cash	-
April 29, 2003	Common shares	Exercise of brokers' warrants	152,850	$0.75	$114,638	Cash	-
June 6, 2003	Common shares	Exercise of Options	12,500	$0.75	$9,375	Cash	-
June 19, 2003	Common shares	Exercise of brokers' warrants	67,310	$0.75	$50,483	Cash	-
July 2, 2003	Common shares	Exercise of Options	6,667	$0.60	$4,000	Cash	-
September 5, 2003	Common shares	Exercise of Options	5,000	$0.75	$3,750	Cash	-
September 23, 2003	Common shares	Exercise of Options	50,000	$0.75	$37,500	Cash	-

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

Section 2 (continued)

B.

Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date
January 13, 2003	Various employees	Employee	183,000	$0.75	January 13, 2008
January 13, 2003	Michael Ball	Officer	250,000	$0.75	January 13, 2008
March 26, 2003	Consultant	Consultant	100,000	$0.75	April 1, 2005
August 25, 2003	Various employees	Employee	150,000	$0.95	August 25, 2008

Section 3

A.

Authorized and issued share capital as at September 30, 2003:

Authorized share capital - unlimited common shares without par value.

A total of 22,947,037 shares have been issued for a total of $4,740,600.

A.

Options, warrants and convertible securities outstanding as at September 30, 2003:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	222,666	$0.60	February 3, 2005
	2,526,332	$0.75	June 20, 2006
	166,664	$0.75	June 13, 2007
	423,000	$0.75	January 13, 2008
	100,000	$0.75	April 1, 2005
	150,000	$0.95	August 25, 2008

C.

Shares in escrow or subject to pooling as at September 30, 2003:

Common shares in escrow - 2,732,406

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

Section 3 (continued)

D.

List of directors as at September 30, 2003:

Dr. David Green	Director & Chairman
Art Aylesworth	Director, President & CEO
Kelly Edmison, LLB	Director
Trevor Johnstone, CA	Director
Praveen Varshney, CA	Director & CFO
Peeyush Varshney, LLB	Secretary

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the nine months ended September 30, 2003

(Unaudited - Prepared by Management)

PRESIDENT'S REPORT:

Carmanah's total revenue for the three months ended September 30, 2003 represented the highest quarterly sales in the Company's history.  Total revenue for the quarter increased by 45% over the previous quarter and by 43% over the comparative 2002 quarter.  The third quarter of 2003 also produced the largest quarterly profit in the Company's history in the amount of $114,381.

"It is very encouraging to see so many key performance indicators showing positive results at the same time," states Art Aylesworth, Carmanah's CEO.  "We are pleased that the effort and resources invested earlier this year are being rewarded.  Our sales ($2.3M) and net profits ($114K) in this quarter, as well as the carry over backlog orders ($1.1M) heading into the fourth quarter, are all at record levels.  These results also do not include any revenue contributions from our newly acquired subsidiary, AVVA Light Corp., which came on stream October 1st, 2003.  By all measureables, this was the best quarter in Carmanah's history."

Carmanah has focused on broadening the markets for its technology to include new verticals beyond the marine market.  During the past three months, the Company has seen a significant validation of its transit products with a $1.6M order for 300 bus shelter lighting systems to be installed in the city of London, England.  Carmanah also received over $1M in orders for its aviation runway and taxiway solar-powered lighting systems during Q3.  "The ongoing strength of our marine product sales coupled with the rapid acceptance of transit and aviation products confirms that our core technology is transferable to new markets", states Aylesworth.  "We are now planning a release of two new products for the roadways market by the end of 2003 that use a combination of technologies from Carmanah and AVVA."

FINANCIAL HIGHLIGHTS:

Sales hit a record $2,340,810 for the three months ended September 30, 2003

  Increase of 20% over prior record set in 4Q2002 at $1,941,599

  Increase of 43% over same period in 2002 at $1,632,523

Sales hit a record $5,855,312 for the nine months ended September 30, 2003

  Increase of 28% over same period in 2002 at $4,545,858

Net earnings hit a record $114,381 for the three months ended September 30, 2003

  Increase of 163% over prior record set in same period in 2002 at $43,472

MANAGEMENT DISCUSSION AND ANALYSIS:

3 Months Ended September 30

Carmanah achieved record sales for the three months ended September 30, 2003 in the amount of $2,340,810.  This is an increase of 20% over prior record set in 4Q2002 at $1,941,599, and an increase of 43% over the same period 2002 in the amount of $1,632,523.  Sales are sourced through a worldwide distribution network and direct sales efforts in key market segments and territories.  Direct sales efforts into new markets such as transit and aviation contributed to these record results, with 30% of third quarter sales coming from these two markets.

1

Carmanah also achieved record profitability for the three months ended September 30, 2003 in the amount of $114,381, an increase of 163% over the prior record set in the same period in 2002 at $43,472.  Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter were $198,551 compared with $142,484 for the same quarter in 2002.

Carmanah's gross profit margin for the quarter was 54% of sales, a 5% reduction over the comparative 2002 quarter.  Gross margins have fluctuated more on a month-to-month basis this year than last year due to a number of contributing factors, with the largest being the result of fluctuations in the US dollar relative to the Canadian dollar as the Company's product pricing was pegged in US dollars.  However, as our direct sales efforts continue to grow, we are gaining margins as a result of the ratio split between direct sales and distributor sales, as direct sales yield higher margins.  Other factors that affecting gross margins include size of order on a per customer basis due to volume discounts, and adjustments made to the Company's purchasing practices.  The 54% margin achieved for the three months ended September 30, 2003 is consistent with year to date average of 54%.

9 Months Ended September 30

Carmanah recorded a record $5,855,312 in sales for the nine months ended September 30, 2003, an increase of 28% over the same period in 2002 at $4,545,858.

Direct cost of goods totaled $2,683,907 as compared to $1,913,786 for the nine months ended September 30, 2002.  Gross profit as a percentage of sales was 54% as compared to 57% during the same period in 2002.

Sales and marketing expenses for the nine months ended September 30, 2003 were $477,946, representing a 14% increase or $60,277 over 2002 at $417,669.  As a percentage of sales, year to date sales and marketing for 2003 are 8% of sales, compared to 9% for same period 2002.  Carmanah continues sales and marketing activities for new and existing product lines throughout its worldwide marketplace, broadening its scope to include investment in emerging markets, such as transit, aviation and roadways.  Given the additional vertical markets that require sales and marketing support, the Company continues to manage its activity and expense relative to sales growth, and is beginning to realize revenues from investment into new markets.

For the nine months ended September 30, 2003, research and development expenses of $642,891 represented a 35% increase over the previous year's $474,565.  The $642,891 research and development expense incurred to September 30, 2003 is net of eligible expenses recovered under a grant awarded to the Company by Sustainable Development Technology Canada.  Under the terms of the agreement, the Company will be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  For the nine months ended September 30, 2003, eligible research and development expenses in the amount of $124,690 were recovered (2002 - $142,734).  As a percentage of sales, research and development expenses for the nine months ended September 30, 2003 were 13% (before grant recovery), whereas they were 10% for the same period in 2002.

Wages and benefits expense increased 26% to $1,307,571, compared with $1,039,075 for the same period in 2002.  This increase is the result of an increase in sales and administrative staff in support of planned sales growth.  The Company also hired a Vice President of Sales and Marketing in July 2002, whose wage cost is not reflected in the September 30, 2002 comparative figures.  As a percentage of sales, wage and benefits expense for the nine months ended 2003 is consistent with the same period for 2002, at 22% of sales.

Office and administration expenses are $503,698, representing a 28% increase over 2002 at $393,662.  During the first half of 2002, Carmanah was operating out of one building.  It has since expanded into an adjacent building, resulting in increased rent, utilities and general office costs.  This move was required to support the expansion of the Company's production facility as a result of new product offerings, as well as to support growth of sales, administration, research and development staff.

Interest and other income in the amount of $9,209, is a 76% reduction from 2002 at $38,504.  This is due to reduced interest income on Advances Receivable in the amount of $8,384 as a result of new terms negotiated effective April 1, 2003, and reduced interest income on term deposits in the amount of $21,941 as a result of reduced investment in term deposits and lower interest rates.

2

Net income was $44,409 compared to $49,729 for the same period in 2002.  Earnings before interest, taxes, depreciation and amortization (EBITDA) were $239,299, compared with $307,101 for the same period in 2002.

Carmanah's cash and cash equivalents at September 30, 2003 was $1,444,851, compared to $679,100 at December 31, 2002.  The increase is due primarily to receipt of funds raised on the issuance of 2,000,000 shares at $0.74, resulting in net proceeds of $1,264,519 and the issuance of 294,327 shares for total proceeds of $219,745 from the exercise of options and warrants.  Approximately $778,000 of the cash usage is the result of increased inventory levels, and acquisition of capital equipment and leasehold improvements.  The Company's net working capital at September 30, 2003 is $3,446,353 (current ratio of 4.17:1) as compared to $2,006,148 (current ratio of 2.71:1) at December 31, 2002.

CORPORATE HIGHLIGHTS DURING THE NINE MONTHS ENDED SEPT.30, 2003:

U.S. Patent Approved For Automatic Light Control

On February 20, 2003, the Corporation announced that a U.S. patent application (#09/824,994) for its proprietary Automatic Light Control (ALC) technology had been approved.

ALC distinguishes Carmanah's products from any other solar-powered lighting products in the world today.  This technology allows the Corporation's lighting products to automatically adapt to the solar environment where they are installed, thereby greatly extending product performance and reliability while reducing component size and associated cost.

Private Placement of $1.48 Million

On February 25, 2003, the Corporation announced that it proposed to issue up to 2,000,000 common shares of the Corporation at a price of $0.74 per share pursuant to a private placement, for gross proceeds of up to $1,480,000.  The private placement was subject to completion of formal documentation and receipt of regulatory approval with Canaccord Capital Corporation to receive a cash commission of 7.5 percent of the gross proceeds raised.

The Corporation also announced that a sale of 2,000,000 common shares (the "Traded Shares") had been effected through the facilities of the TSX Venture Exchange.  A total of 998,000 of the Traded Shares were held by control persons and / or other insiders of the Corporation, and were sold to arm's length, public shareholders.  These new shareholders are four European institutions that can be categorized as Socially Responsible Investors with a focus on environmental technology.  From the proceeds of the sale of the Traded Shares, the sellers purchased common shares pursuant to the private placement listed above.

On March 31, 2003, the Corporation announced that it had closed the private placement of 2,000,000 common shares of the Corporation at a price of $0.74 per share, for gross proceeds of $1,480,000.  The securities issued carry with them a four-month "hold period" from the date of issuance of the common shares.

Atlanta Transit Buys i-Stop(TM) Solar-Powered, Led-Illuminated Bus Stop

On March 18, 2003, the Corporation announced that the Metropolitan Atlanta Rapid Transit Authority (MARTA) had selected the i-STOP(tm), the Corporation's new solar-powered bus-stop illumination system, for its "Enhanced Service Routes."  Atlanta's $125,000 purchase marked the largest and most prominent installation of i-STOP(tm) systems since the product's market introduction in September of 2002.

MARTA has identified four normal service routes to become Enhanced Service Routes with Express and Skip Stop services.  In addition to providing its core functions of security lighting, bus signaling and illuminated schedule information, MARTA's passengers will know that i-STOP(tm) systems indicate Enhanced Bus-Stop Service.

MARTA'S order was shipped on February 26th, 2003.  The four key Atlanta bus routes will operate with the Enhanced Service beginning March 24th, 2003.  A special new fleet of unique, blue buses (called "Blue Flyers") will service the Enhanced Stops, and their color will match the color of the i-STOP(tm) systems.

3

International Aviation Lighting Market

On April 23, 2003, the Corporation announced its official launch into the worldwide aviation lighting market at the 75th Annual American Association of Airport Executives (AAAE) Conference and Exposition in Los Angeles, California, April 27-30, 2003.

The Conference was the largest show in US aviation industry, with approximately 4000 attendees.  Carmanah was at booth #242 presenting six solar-powered LED aviation lights for applications including temporary / permanent runway and taxiway edge lighting, obstruction, barricade, heli-pad and construction lighting.

European Union With New Solar Bus Stops And Shelters

On May 5, 2003, the Corporation announced the worldwide launch of its new i-SHELTER(TM) solar-powered illuminated bus shelter at the UITP Mobility & City Transport Exhibition in Madrid, Spain, May 5-8, 2003.  The international event marked the move of Carmanah's successful i-STOP(TM) solar-powered, illuminated bus stop beyond North America into Europe's multibillion-dollar transit market.

The i-SHELTER(TM) is a new, innovative solution for bus stop lighting: a completely self-contained, solar-powered bus shelter.  The i-STOP(TM) bus stop has been installed in hundreds of locations continent-wide since its introduction to North America in September 2002.  The i-STOP(TM) includes an illuminated bus schedule, an overhead security light and a user-activated flashing beacon to notify bus drivers when a stop is required.

Carmanah Ranked #9 of Canada's Fastest Growing Companies

The June 2003 issue of PROFIT Magazine, a prominent Canadian national business magazine, presented its 15th annual "2003 PROFIT 100: the definitive ranking of Canada's best and brightest growth firms".   With 3,669% revenue growth since 1997, Carmanah was ranked #9 in Canada among the nation's fastest growing companies.

Acquisition of AVVA Technologies

On October 2, 2003, Carmanah announced that, pursuant to the agreement dated June 24, 2003, the Company completed the acquisition of all of the issued and outstanding securities of AVVA Technologies Inc. ("AVVA").

At a September 29, 2003 shareholders' meeting, a special resolution was passed by the shareholders of AVVA approving the amalgamation of AVVA with 1057614 Alberta Ltd., a wholly owned subsidiary of Carmanah.  The amalgamation was subsequently effected on October 1, 2003 with all necessary regulatory approvals received.  Pursuant to the terms of the amalgamation agreement signed among the parties, former shareholders of AVVA received 1 common share of Carmanah for every 8 AVVA shares held on the effective date.  Common share purchase warrants and options outstanding in AVVA as at the effective date were also exchanged on an 8 for 1 ratio into common share purchase warrants and options of Carmanah, respectively.

As a result of the amalgamation, Carmanah issued approximately 3,055,484 common shares to former shareholders of AVVA.  In addition, Carmanah reserved an aggregate of 116,797 common shares pursuant to the exercise of warrants and 507,813 common shares pursuant to the exercise of stock options granted in conjunction with the amalgamation.

Concurrent with the closing of the acquisition, Mr. Mark Komonoski (formerly AVVA CEO) was appointed as Manager, Investor Relations and a director of Carmanah.  Mr. Thomas Charlton will continue in his role as President of AVVA's operating subsidiary, AVVA Light Corporation following the amalgamation.

2nd Largest US Bus Transit Agency Adopts Solar Illuminated Bus Stop

On July 3, 2003, the Corporation announced that Pace, IL - the suburban bus division of Chicago's Regional Transportation Authority (RTA) - purchased $25,000 in Carmanah i-STOP(TM) units for field trial through an open competitive bidding process.  The agency, which serves 5.2 million people in greater Chicago, is completing a $14.7 million Intelligent Bus System to improve efficiency, reduce waiting times and increase ridership.

4

Carmanah Awarded $235,000 Contract With US Military

On August 7, 2003, the Corporation announced that it had been awarded a $235,000 government contract for airfield lighting at a U.S. Army Air Base in Iraq.

The Corporation will light the entire Sustainer Army airfield with its patented, solar-powered LED aviation lights by supplying 210 taxiway edge lights, 128 runway edge lights, 20 runway end identifier lights and 16 heli-pad perimeter lights.

$1.6 Million Contract For Solar-Powered Bus Shelter Lighting In London, England

On August 21, 2003, the Corporation announced that it had been awarded a contract with Trueform Group (U.K.) for approximately $1.6 million in solar-powered bus shelter lighting systems.

Trueform Group is the contracted solutions provider of bus shelter infrastructure for London Bus Services.  With this contract, Trueform will be outfitting an estimated 300 bus shelters with solar / LED illumination within Greater London.  The Corporation estimates that 50% of these installations will be complete by year-end with the balance installed next year.

Additional Order Supplied To US Air Force Base In Iraq

On October 1, 2003, the Corporation announced that it received a second order of aviation lights from a USAF base in Kirkuk, Iraq.  The Corporation supplied 120 Model 702 solar-powered LED lights to be used for obstruction lighting and helipad perimeter lighting.  Value of the order is approximately $146,000, bringing the total for this air base up to 520 units of Model 702 and Model 601 valued at approximately $297,000.

About Carmanah Technologies

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, transit, aviation, roadway, railway and mining markets.  The company currently has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

We look forward to updating our shareholders on other significant opportunities as they develop and thank you for your continued support.

On Behalf of the Board of Directors

Carmanah Technologies Corporation

" Art Aylesworth "

Art Aylesworth, President

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: October 28, 2003

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary